Givaudan

RECEIVED

2007 APR -9 P 1:55

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

07022439

Vernier, 5 April 2007
RG/rmj7062
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

SUPPL

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : First quarter 2007 sales : Strong start into transition year	4 April 2007	I
Notice of dividend payment	4 April 2007	G

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
APR 1 2 2007
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

File N° 12G3-2B-82-5087.

Givaudan

RECEIVED

PRINT

First quarter 2007 sales: Strong start into transition year

Geneva, Switzerland – 4 April 2007 – In the first quarter 2007, Givaudan recorded sales of CHF 890 million, an increase in local currencies of 19.8% over last year. This reflects the good organic growth of Givaudan and the inclusion of Quest sales as of March 2007.

On a pro forma basis, as if Quest had already been consolidated since 1 January 2006, sales reached 1,124.8 million corresponding to a growth in local currencies of 5.3% and 4.0% in Swiss francs.

Sales January – March in actual terms[1)]

In million CHF	2007	2006	Change in %	
			in CHF	in Local Currencies
Fragrance Division	401.3	313.6	28.0	29.0
Flavour Division	488.7	440.5	10.9	13.2
Total	**890.0**	**754.1**	**18.0**	**19.8**

1) In actual terms, 2007 sales contain first quarter sales 2007 of Givaudan and March 2007 sales of Quest.

Sales January – March in pro forma terms[2)]

In million CHF	2007	2006	Change in %	
			in CHF	in Local Currencies
Fragrance Division	530.5	491.0	8.0	8.8
Flavour Division	594.4	590.4	0.7	2.4
Total	**1,124.8**	**1,081.4**	**4.0**	**5.3**

2) The pro forma figures shown in the table above assume that the Quest acquisition had occurred on 1 January 2006.

Fragrance Division

(pro forma basis, as if Quest had already been consolidated since 1 January 2006)

The Fragrance Division recorded three months sales of CHF 530.5 million, which represents a growth of 8.8% in local currencies and 8.0% in Swiss Francs.

Fine Fragrances continued to report high single digit growth in the first quarter. Sales in Europe and Latin America grew double digit, driven by several new launches with major customers. Sales in North America have declined against strong comparables. Low sales in specialty retail due to high inventories at the end of 2006 have more than offset the strong sales momentum with other customers, which were driven by successful launches. Briefing activities in all regions remain high and several important launches are foreseen within the next months.

Financial Media Contact

Peter Wullschleger
Financial Media Relations
Peter_b.Wullschleger@givaudan.com

Media Contact

Magali Dauwalder
Media Relations
Magali.Dauwalder@givaudan.com

Consumer Products showed double digit growth. In North America, growth was achieved across all customer groups. Sales in Asia Pacific increased in all sub-regions. The markets of India, China and Philippines recorded the strongest country performance. The region Europe, Africa and Middle East showed good growth with local and regional customers. Sales growth in Latin America was mainly driven by Argentina, Brazil and Mexico.
All segments delivered good growth. The strongest segment growth came from household and air care, followed by personal care.

Fragrance Ingredients recorded a strong first quarter. Overall business unit sales were ahead of prior year for the first time since the portfolio re-balancing started. Specialty product sales grew double digit as the industry increasingly uses Givaudan's molecules.
During the first quarter, Safraleine, a new molecule with a warm, saffron, spicy character and leathery, rosy and tobacco notes was introduced to the market and was well received throughout the industry. Two new captives, stemming from the Quest research team were added to the perfumers palette: Zinarine, a molecule with natural green and tomato leaf notes with aspects of mint, fig, hyacinth, petitgrain and metallic notes, and Paradisamide, a long lasting, fresh tropical fruit note with nuances of grapefruit, rhubarb and cassis.

Flavour Division

(pro forma basis, as if Quest had already been consolidated since 1 January 2006)
The Flavour Division recorded three months sales of CHF 594.4 million, representing a growth of 2.4% in local currencies and a growth of 0.7% in Swiss Francs. Excluding the effects of the on-going streamlining of commodity ingredients (CHF 16 million in the first quarter), local currency growth was 5.3%.
All regions recorded strong growth with the exception of North America which showed a flat development compared to last year's strong results.

Asia Pacific reported high single digit growth. The developing markets of Thailand, Malaysia, Korea and the Indian Subcontinent continued its strong momentum and posted double digit growth. China delivered high single digit growth on top of last year's good momentum. Japan recorded a renewed growth as a result of new wins. All business segments reported good performance led by a double digit growth in Confectionery combined with solid growth coming from Dairy, Beverages and Savoury.

Latin America posted double digit growth against a strong prior year comparable. Strongest growth came from the South Cone markets with a double digit performance, driven by both, existing products and new wins in the Beverage and Savoury segments. The Brazilian market gained due to the strength of the Savoury segment.

Sales in **North America** were flat. Savoury recorded a good performance due to growth in the retail and in foodservice. Flavours for snacks kept its excellent momentum. Confectionary and Dairy showed a good development. Beverages maintained its high sales levels from last year, when the segment grew double digit.
Streamlining of commodity ingredients from the closure of New Milford continued. The Oconomowoc facility was successfully closed in February and all production transfers to the Devon site were completed.

Europe, Africa, Middle East

Sales in Europe, Africa and Middle East recorded a high single digit growth with a good development in all segments. Beverages posted good sales results, namely in carbonated drinks and tea. Savoury made good progress in snacks and culinary applications.
The developing markets recorded high double digit growth driven in CIS, Poland as well as South and East Africa. All major segments contributed to this achievement.

For further information please contact:

[illegible]

Peter Wullschleger, Givaudan Media & Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Leading Sensory Innovation

10036625/0006
Givaudan Suisse SA
Service juridique
ch. de la Parfumerie 5
1214 Vernier

AZ 2500 Biel 1
Postcode 1

File N° 1263-28-82-5087

No 66 Mittwoch, 04.04.2007 125. Jahrgang | No 66 Mercredi, 04.04.2007 125. année | No 66 Mercoledì, 04.04.2007 125. annata

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Schweizerisches Handelsamtsblatt
Feuille officielle suisse du commerce
Foglio ufficiale svizzero di commercio

Givaudan

Dividende pour l'exercice 2006

L'assemblée générale du 30 mars 2007 a décidé de payer le dividende suivant:

Par action nominative d'une valeur nominale de CHF 10.–	CHF	18.80
sous déduction de 35% d'impôt anticipé	CHF	6.60
Versement net	CHF	12.20

Le versement sera effectué sans frais, dès le 4 avril 2007, par l'intermédiaire du Crédit Suisse.

Genève, le 30 mars 2007

Givaudan S.A.

814172

END